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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                               Winter Sports, Inc.
                                (Name of Issuer)

                            Common Stock No Par Value
                         (Title of Class of Securities)

                                    976072108
                                 (CUSIP Number)

                                Patrick C. Cannon
                            Davis Wright Tremaine LLP
                         1501 Fourth Avenue, Suite 2600
                                Seattle, WA 98101
                                 (206) 628-7637

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Jerome T. Broussard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
     N/A                                                         (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        120,299
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    120,299
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,299
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Rebecca C. Broussard
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
     N/A                                                         (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        120,299
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    120,299
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,299
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Broussard Investment Limited Partnership No. 1
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
     N/A                                                         (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        120,299
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    120,299
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,299
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

The securities to which this statement relates are the shares of Common Stock of Winter Sports, Inc., a Montana corporation ("Winter Sports"). Winter Sports' principal place of business and executive offices are located approximately eight miles north of Whitefish, Montana, and its mailing address is P.O. Box 1400, Whitefish, Montana 59937-1400.

ITEM 2. IDENTITY AND BACKGROUND

      (a) Broussard Investment Limited Partnership No. 1, a Delaware limited partnership ("Broussard Investment Partnership"), is the direct owner of the 120,299 shares (the "Shares") of Winter Sports common stock that are the subject of this statement. Its principal business is to hold investments and the address of its principal office is the address shown in item (b) below. Its partners are as follows:

Jerome T. Broussard                              limited partner           49.5%
Rebecca C. Broussard                             limited partner           49.5%
Broussard Holding Corp.                          general partner            1.0%

      Broussard Holding Corp., a Delaware corporation, is the general partner of Broussard Investment Partnership. Its principal business is to be the general partner of Broussard Investment Partnership and the address of its principal office is the address shown in item (b) below. Jerome T. Broussard and Rebecca
C. Broussard are the only shareholders, each owning 50% of the outstanding stock.

      (b) Business address of reporting persons: 200 Glenwood Road, Whitefish, Montana 59937.

      (c) Mr. and Mrs. Broussard are private investors and farmers.

      (d)(e) None of the reporting persons have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any of the reporting persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. and Mrs. Broussard are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases by the Broussard Investment Partnership were from partnership assets which were contributed by Jerome T. Broussard and Rebecca C. Broussard.

ITEM 4. PURPOSE OF TRANSACTION

The Shares were purchased for personal investment. Mr. and Mrs. Broussard have no current plans or proposals with respect to Winter Sports.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. and Mrs. Broussard are the sole indirect beneficial owners of the Shares and Broussard Investment Partnership is the sole direct owner of the Shares. The Shares represent 12.2% of Winter Sports' outstanding common stock based on a total of 988,668 of such shares outstanding as of April 14, 2001.

      (b) Mr. and Mrs. Broussard are unaware of any other person other than Broussard Investment Partnership who shares in any way the power to vote or dispose of the Shares.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Jerome T. Broussard, Rebecca C. Broussard or the Broussard Investment Partnership and any other person with respect to any securities of Winter Sports, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2004


                                  /s/ Jerome T. Broussard
                                  Jerome T. Broussard


                                  /s/ Rebecca C. Broussard
                                  Rebecca C. Broussard


                                  Broussard Investment Limited Partnership No. 1
                                  By: Broussard Holding Corp.
                                  Its: General Partner


                                  /s/ Jerome T. Broussard
                                  By: Jerome T. Broussard
                                  Its: President